UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  ________   to   ________

Commission file number 1-39681

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aaron’s 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Aaron’s Company, Inc.
400 Galleria Parkway SE, Suite 300
Atlanta, GA 30339-3194

Aaron’s 401(k) Retirement Plan
Financial Statements and Supplemental Schedules
December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the
Aaron’s 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Aaron’s 401(k) Retirement Plan (the Plan), as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windham Brannon, LLC

We have served as the Plan’s auditor since 2014.

Atlanta, Georgia
June 23, 2023

Aaron’s 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets
Cash	$11,218	$33,639

Investments, at Fair Value	149,052,718	134,626,877

Receivables:
Employee Receivable	2,527	3,269
Employer Receivable	17,275	2,067
Notes Receivable From Participants	5,299,738	3,581,644
Total Receivables	5,319,540	3,586,980

Net Assets Available for Benefits	$154,383,476	$138,247,496

The accompanying notes are an integral part of these financial statements.

Aaron’s 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended December 31,
	2022	2021
Additions:
Net Change in Fair Value of Investments	$(23,284,480)	$16,160,252

Interest Income on Notes Receivable from Participants	243,531	189,585

Contributions:
Employer	6,143,906	5,231,085
Participants	11,632,355	9,893,932
Rollovers	611,779	1,023,863
Rollovers Resulting from the Acquisition of BrandsMart	30,799,786	—
Rollover of Notes Receivable from BrandsMart Participants into the Plan (see Note 1)	1,099,898	—
Total Contributions	50,287,724	16,148,880

Total Additions	27,246,775	32,498,717

Deductions:
Benefits Paid to Participants	10,853,983	18,372,408
Administrative Expenses	256,812	227,389
Total Deductions	11,110,795	18,599,797

Net Increase in Net Assets	16,135,980	13,898,920

Net Assets Available for Benefits:
Beginning of Period	138,247,496	124,348,576
End of Period	$154,383,476	$138,247,496

The accompanying notes are an integral part of these financial statements.

Aaron’s 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2022 and 2021

1. Description of the Plan
The following description of the Aaron’s 401(k) Retirement Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provision.
Plan Adoption
On October 16, 2020, management of Aaron's, Inc. finalized the formation of a new holding company in anticipation of the separation and distribution transaction described below. Under the holding company structure, Aaron's, Inc. became a direct, wholly owned subsidiary of a newly formed company, Aaron's Holdings Company, Inc. Aaron's, Inc. thereafter was converted to a limited liability company ("Aaron's, LLC"). Upon completion of the holding company formation, Aaron's Holdings Company, Inc. became the publicly traded parent company of the Progressive Leasing, Aaron's Business, and Vive segments.
On November 30, 2020 (the "separation and distribution date"), Aaron's Holdings Company, Inc. completed the previously announced separation of the Aaron's Business segment from its Progressive Leasing and Vive segments and changed its name to PROG Holdings, Inc. ("PROG Holdings"). The separation of the Aaron's Business segment was effected through a distribution of all of the outstanding shares of common stock of a newly formed company called The Aaron's Company, Inc., a Georgia corporation, to the PROG Holdings shareholders of record as of November 27, 2020. Upon the separation and distribution, Aaron's, LLC became a wholly-owned subsidiary of The Aaron's Company (the "Company" or "Aaron's"). Shareholders of PROG Holdings received one share of The Aaron's Company for every two shares of PROG Holdings common stock. Upon completion of the separation and distribution transaction, The Aaron's Company became an independent, publicly traded company under the ticker "AAN" on the New York Stock Exchange.
Prior to the separation, the Company's employees participated in the PROG Holdings Employee Retirement Plan (formerly known as the Aaron's, Inc. Employees Retirement Plan). In connection with the separation and distribution, the Company adopted the Plan effective on November 6, 2020 and all net assets in participant accounts for employees of the Company were transferred from the Progressive Leasing Retirement Plan to the Plan.
General
The Plan, as amended, is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by an Employee Benefits Committee (the "Committee"), the members of which were originally appointed by the Board of Directors of the Company and will be prospectively appointed by the Committee.

Eligibility
Subsequent to Plan adoption, new employees of the Company are eligible to participate in the Plan on the first day of the month following 30 days of continuous employment, as defined in the Plan document.
On April 1, 2022, the Company completed the previously announced transaction to acquire a 100% ownership of Interbond Corporation of America, doing business as BrandsMart U.S.A. ("BrandsMart"). The Plan Administrative Committee granted BrandsMart employees credit for past service with BrandsMart U.S.A. in determining Plan eligibility and vesting requirements. Additionally, the Plan Administrative Committee authorized the Plan to accept direct rollovers and participant loan balances from BrandsMart's 401(k) Profit Sharing Plan within a specified timeframe. The total value of the rollovers of vested balances and participant loans that occurred during the plan year ending December 31, 2022 related to the BrandsMart acquisition was $30,799,786 and $1,099,898, respectively.
Contributions
Participation in the Plan is voluntary. Participants may elect to make before-tax, Roth and/or after-tax contributions up to 75% of their annual compensation, as defined in the Plan document, in the form of a salary deferral, pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), and subject to the limitations contained therein. In 2022, the before-tax and Roth participant contributions were generally limited to a combined annual limit of $20,500. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $6,500 in 2022. After one year of service with a minimum of 1,000 hours of service, the Company provides a safe harbor match equal to 100% of the first 3% and 50% of the next 2% of the elective before-tax and/or Roth deferral of annual compensation that a participant contributes to the Plan. Participants may also contribute ("rollover") amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participant Accounts
Individual accounts are maintained for each participant. Participants direct their contributions and the Company's matching contributions into various investment options offered by the Plan and can change their options on a daily basis, subject to certain insider trading rules with respect to investments into and out of the Company's Common Stock Fund.
Each participant’s account is credited with the participant’s contributions and rollovers, the Company’s contributions, and earnings on the investments in their accounts. Participants are charged with specific transaction fees and allocated certain administrative and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. As of December 31, 2022 and 2021, approximately 18% and 21%, respectively, of the participants in the Plan were no longer employees of the Company.
Vesting
Participants are immediately vested in their contributions and earnings thereon, including pre-tax, Roth, after-tax and rollover contributions, as well as safe harbor matching contributions made by the Company.

Notes Receivable from Participants
Participants may borrow from their vested balances in the Plan at a minimum of $1,000 and up to a maximum equal to 50% of their vested account balance or $50,000, subject to certain restrictions and limitations set forth in the Plan document and the Code. Loan terms can range from one to five years, or 15 years if used for the purchase of a residence. Generally only one loan may be outstanding per participant in the Plan at one time. Maturities at December 31, 2022 ranged from one to 15 years. The loans are secured by the vested balance in the participant's account and bear interest at the Prime Rate plus 1%. Interest rates on outstanding loans generated by the Plan as of December 31, 2022 ranged from 4.25% to 8.50%. Principal and interest are paid ratably through payroll deductions. During 2022, a portfolio of participant loans were rolled into the Plan as a result of the BrandsMart acquisition. The outstanding balance of the loans on the date of transfer was $1,099,898. The interest rates on outstanding participant loans transferred into the Plan during the year ended December 31, 2022 ranged from 5.25% to 9.50%.
Payment of Benefits
A participant’s total vested account balance is payable either in a lump-sum distribution or by regular periodic installments upon his or her retirement, death, or disability. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate financial need and who meet one of the specific circumstances defined in the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS"), and before requesting a hardship withdrawal, all requirements must be met in order for a request to be approved.
Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from the financial statements. The Company does not expect to be reimbursed by the Plan for payments of these expenses. Administrative and recordkeeping fees paid by the Plan to service providers of the Plan qualify as exempt party-in-interest transactions. Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant's account and are included in administrative expenses on the statements of changes in net assets. Investment related expenses are included in net change in fair value of investments on the statements of changes in net assets. Some of the investment funds provide for a revenue sharing arrangement with the Plan in which fund expenses are credited to the Plan to pay for certain administrative expenses, such as record keeping and investment advisory fees.
Company Stock Fund
The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Company Stock Fund are reinvested in Company common stock.

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Contribution limits are set at a maximum of 10% of a participant's contributions. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 10% of the participant’s total account balance being invested in the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to their account. Participants also have the opportunity to direct the trustee whether they wish to participate in a tender or exchange offer.
PROG Holdings, Inc. Common Stock Fund
The PROG Holdings, Inc. Common Stock Fund was a frozen investment fund held in the Plan due to the transfer of stock shares to the Plan from the PROG Holdings Employee Retirement Plan. During the plan year ended December 31, 2021, participants could elect to transfer funds out of the PROG Holdings, Inc. Common Stock Fund at any time, but could not move funds back into this stock fund once it had been transferred out. Participants could not direct any future contributions or other amounts to be invested in this fund. The PROG Holdings, Inc. Common Stock Fund was subsequently liquidated in April 2022 and the proceeds from the fund liquidation were primarily reallocated based on participants' future investment contribution elections.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants would become fully vested. The Plan’s assets would be distributable to the participants in accordance with the respective values of their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Management of the Company determines the Plan's valuation policies utilizing information provided by the investment advisors and trustee. Refer to Note 3 for further discussion of fair value measurements.
Purchases and sales of common stock of the Company are recorded on a trade-date basis. Interest income is recorded when received. Dividends on common stock of the Company are recorded on the ex-dividend date. Net change in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is received. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefit payments are recorded when paid.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•    quoted prices for similar assets and liabilities in active markets
•    quoted prices for identical or similar assets or liabilities in markets that are not active
•    observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•    inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following tables set forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2022.

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Mutual Funds	$137,915,241	$—	$—	$137,915,241
Company Common Stock	1,019,514	—	—	1,019,514
Money Market Deposit Account	10,117,963	—	—	10,117,963
Total Investments at Fair Value	$149,052,718	$—	$—	$149,052,718

The following tables set forth by level, within the fair value hierarchy, the Plan's assets carried at fair value as of December 31, 2021.

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual Funds	$120,012,033	$—	$—	$120,012,033
Company Common Stock	1,561,553	—	—	1,561,553
PROG Holdings Common Stock	5,182,667	—	—	5,182,667
Money Market Deposit Account	7,870,624	—	—	7,870,624
Total Investments at Fair Value	$134,626,877	$—	$—	$134,626,877

Investments in mutual funds, common stock and the money market deposit account are stated at quoted market prices for the identical security in an active market (Level 1).

4. Tax Status

The Plan received a determination letter from the IRS dated August 30, 2021, stating that it is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. As a result, the Plan is now required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan continues to be qualified and that the related trust is tax-exempt.
U.S. generally accepted accounting principles require the Plan administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and December 31, 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Transactions With Parties-in-Interest
The Plan’s investment in the Schwab Bank Savings Fund Account is managed by the Charles Schwab Trust Company (Schwab), the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.
The Plan's investments in the Vanguard Accounts are managed by the Vanguard Group respectively, who is a beneficial owner of greater than 5% of the Company's common stock. Therefore, these transactions qualify as exempt party-in-interest transactions.
Additionally, notes receivable from participants qualify as exempt party-in-interest transactions. The Plan also invests in the Company's Common Stock and invested in PROG Holdings Common Stock prior to the liquidation in April 2022 as described in Note 1; therefore, transactions in these securities qualify as exempt party-in-interest transactions. The Plan held 85,315 and 63,349 shares of the Company's Common Stock valued at $1,019,514 and $1,561,553 at December 31, 2022 and 2021, respectively. The Plan held no shares of PROG Holdings Common Stock at December 31, 2022 due to the April 2022 liquidation described in Note 1, but did hold 114,890 shares of PROG Holdings Common Stock valued at $5,182,667 at December 31, 2021.
6. Risks and Uncertainties
The Plan invests in various investment securities, including the Company's Common Stock. Investment securities are exposed to various risks, such as interest rate, currency, market, and credit risks. Market risks include U.S. and global events which could impact the value of Plan investments. Such events would include healthcare crises, such as a pandemic, international conflicts, supply chain disruptions, global monetary policy decisions, significant exogenous economic influences, significant cyber-security attacks, etc. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

There has been significant volatility in the investment markets both nationally and globally during the year ended December 31, 2022, resulting in a substantial market decline in the value of the Plan's investment portfolio.

Aaron’s 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
EIN #85-2483376 Plan #001
December 31, 2022

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*	The Aaron's Company Common Stock	Common Stock	$1,019,514
	Allspring Special Mid Cap Val FD R6	Mutual Fund	5,552,486
	Clearbridge Large Cap Growth IS	Mutual Fund	9,218,232
	American Beacon Small Cp Val Inst	Mutual Fund	1,079,175
	MassMutual Select Mid Cap Gr Eq II I	Mutual Fund	6,337,088
	Fidelity Small Cap Growth Fund	Mutual Fund	1,473,313
	J P Morgan Emrg Mkts Eqty CL R6	Mutual Fund	1,871,207
	J P Morgan Equity Income R6	Mutual Fund	13,037,743
	Federated Instl High Yield Bold Instl	Mutual Fund	1,270,209
	Pimco Intl Bond US Dollar Hedge Inst	Mutual Fund	1,104,934
	Tweedy Browne Intl Value Fund	Mutual Fund	1,390,355
*	Vanguard Intl Growth Admiral Class	Mutual Fund	1,164,251
*	Vanguard Developed Markets Index Admiral	Mutual Fund	8,050,921
*	Vanguard Total Bond Market Index Admiral	Mutual Fund	6,916,422
*	Vanguard 500 Index Fund - Admiral	Mutual Fund	15,175,207
*	Vanguard Target Retirement 2060 Inv	Mutual Fund	1,114,490
*	Vanguard Target Retirement 2055 Inv	Mutual Fund	1,884,457
*	Vanguard Target Retirement 2050 Inv	Mutual Fund	5,110,117
*	Vanguard Target Retirement 2045 Inv	Mutual Fund	4,214,170
*	Vanguard Target Retirement 2040 Inv	Mutual Fund	8,074,012
*	Vanguard Target Retirement 2035 Inv	Mutual Fund	6,313,555
*	Vanguard Target Retirement 2030 Inv	Mutual Fund	10,778,713
*	Vanguard Target Retirement 2025 Inv	Mutual Fund	6,003,866
*	Vanguard Target Retirement 2020 Inv	Mutual Fund	1,886,016
*	Vanguard Mid Cap Index Fund - Admiral	Mutual Fund	4,118,205
*	Vanguard Small Cap Index Fund - Admiral	Mutual Fund	9,456,066
*	Vanguard Target Retirement Income Inv	Mutual Fund	5,320,031
*	Schwab Bank Savings Fund	Money Market Deposit Account	10,117,963
*	Participant loans	Interest rates ranged from 4.25% to 9.50%	5,299,738
			$154,352,456
*    Indicates a Party-in-Interest to the Plan
Note:    Cost information has not been included because all investments are participant directed.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron’s 401(k) Retirement Plan

Date:	June 23, 2023	/s/ C. Kelly Wall
Name: C. Kelly Wall
Chief Financial Officer and Member of the Employee Benefits Committee

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Windham Brannon, LLC